Stephen J. Cosgrove Vice President Corporate Controller	One Johnson & Johnson Plaza New Brunswick, NJ 08933

June 8, 2012

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Johnson & Johnson
Form 10-K for the Fiscal Year Ended January 1, 2012
Filed February 23, 2012
Form 10-Q for the Quarterly Period Ended April 1, 2012
Filed May 7, 2012
File No. 001-03215

Dear Mr. Rosenberg:

We have received the comment letter dated June 1, 2012 from you to Mr. Dominic J. Caruso, Chief Financial Officer, regarding the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended January 1, 2012 and Form 10-Q for the quarter ended April 1, 2012. Confirming a phone conversation yesterday between Mr. Philip A. Savas, Vice President, Assistant Corporate Controller and Ms. Dana Hartz, Staff Accountant, we have requested an extension of our response to the comment letter to Friday, June 29, 2012. This extension will allow us sufficient time to prepare our response to the comment letter.

If you have any questions, please contact me at 732-524-1831.

Sincerely, /s/ Stephen J. Cosgrove Vice President Corporate Controller Chief Accounting Officer